

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 16, 2012

Via E-mail
Mr. Robert W. Manly, IV
Chief Financial Officer
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, Virginia 23430

> **Re:** **Smithfield Foods, Inc.**
> **Form 10-K for the fiscal year ended May 1, 2011**
> **Filed June 17, 2011**
> **Form 10-Q for the fiscal quarter ended October 30, 2011**
> **Filed December 9, 2011**
> **File No. 001-15321**

Dear Mr. Manly:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief